Exhibit 99.3

Baiya International Group Inc. Announces First Half of Fiscal Year 2026 Financial Results

Shenzhen, China, September 29, 2026 /PRNewswire/ -- Baiya International Group Inc. (“Baiya” or the “Company”) (Nasdaq: BIYA), a human resource (“HR”) technology company operating an intelligent SaaS-enabled new-economy human capital platform focused on the full lifecycle management of freelance talent, today announced its unaudited financial results for the first half of fiscal year 2026 ended June 30, 2026.

Ms. Linxi Xie, Chief Executive Officer of Baiya, commented, “The first half of fiscal year 2026 was a period of transition for Baiya, as we began generating revenue from our new business lines and continued to streamline our operations. Our continuing operations delivered net revenues of $0.8 million, primarily from our intelligent matching and SaaS platform services, which contributed $0.7 million, with the remainder from our business management and information system consulting services. At the same time, total operating expenses decreased by 31.6% to $3.5 million, helping narrow net loss attributable to common shareholders to $2.4 million from $4.8 million for the same period last year. During the period, we also completed the disposition of Juxing Investment Group (Hong Kong) Limited and its related operations as part of our ongoing efforts to improve profitability and support sustainable growth. Looking ahead, we plan to further develop our intelligent SaaS-enabled new-economy human capital platform, enhance our service capabilities, and build on the momentum of our new business lines, with the goal of creating long-term value for our shareholders.”

First Half of Fiscal Year 2026 Financial Summary

●	Net revenues from continuing operations were $0.8 million for the first half of fiscal year 2026, compared to nil for the same period last year.

●	Gross profit was $77,498 for the first half of fiscal year 2026, compared to nil for the same period last year.

●	Net loss attributable to Baiya was $2.4 million for the first half of fiscal year 2026, compared to $4.8 million for the same period last year.

●	Basic and diluted net loss per common share were $0.54 for the first half of fiscal year 2026, compared to $96.15 for the same period last year.

First Half of Fiscal Year 2026 Financial Results

Net Revenues

Net revenues were $0.8 million for the first half of fiscal year 2026, compared to nil for the same period last year.

●	Revenue from intelligent matching and SaaS platform services was $0.7 million for the first half of fiscal year 2026. The Company started its intelligent matching and SaaS platform business in 2026, and it did not generate revenue from this business for the same period last year.

●	Revenue from business management and information system consulting services was $69,243. The Company started its business management and information system consulting services in 2026, and it did not generate revenue from these services for the same period last year.

Cost of Revenues

Total cost of revenue was $0.7 million for the first half of fiscal year 2026, compared to nil for the same period last year.

Gross Profit

Gross profit was $77,498 for the first half of fiscal year 2026, compared to nil for the same period last year.

●	Gross profit for the intelligent matching and SaaS platform services was $43,915 for the first half of fiscal year 2026. The Company started its intelligent matching and SaaS platform business in 2026, and it did not generate gross profit from this business for the same period last year.

●	Gross profit for the business management and information system consulting services was $33,583. The Company started its business management and information system consulting services in 2026, and it did not generate gross profit from these services for the same period last year.

Operating Expenses

Total operating expenses were $3.5 million for the first half of fiscal year 2026, a decrease of 31.6% from $5.1 million for the same period last year. The change was mainly due to a decrease of $1.7 million in general and administrative expenses which was partly offset by an increase of $28,646 in selling expenses.

●	Selling expenses were $0.4 million for the first half of fiscal year 2026, an increase of 8.7% from $0.3 million for the same period last year. The increase was primarily due to the $83,333 increase in advertising and promotion expense, which was partly offset by $52,714 decrease in meal and entertainment expense.

●	General and administrative expenses were $3.2 million for the first half of fiscal year 2026, a decrease of 34.3% from $4.8 million for the same period last year. The decrease was mainly due to decreased consulting and professional service fees by $1.0 million, which mainly included legal fees, professional management fees, stock transfer agent fees, audit and accounting fees, and HR service fees, decreased telecom service expense by $0.8 million, which was partly offset by increased payroll expenses by $85,351 and increase stock compensation expense by $51,559 and increased other expenses by $51,424.

Net Income from Discontinued Operations

Net income from discontinued operations was $0.9 million for the first half of fiscal year 2026, compared to $0.4 million for the same period last year.

Net Loss Attributable to Baiya

Net loss attributable to common shareholders was $2.4 million for the first half of fiscal year 2026, compared to $4.8 million for the same period last year. The decrease in net loss of $2.3 million was primarily attributable to an increase in gross profit of $77,498, a decrease in operating expenses of $1.6 million, an increase in other income of $0.1 million, and an increase in net income attributable to the Company from discontinued operations of $0.5 million, partially offset by income tax expense of $127 and an increase in net income attributable to non-controlling interests from continuing operations of $2,909.

Basic and Diluted Net Loss per Common Share

Basic and diluted net loss per common share were $0.54 for the first half of fiscal year 2026, compared to $96.15 for the same period last year.

Financial Condition

As of June 30, 2026, the Company had cash of $1.2 million, compared to $0.6 million as of December 31, 2025.

Net cash used in operating activities for the first half of fiscal year 2026 was $0.2 million, compared to $6.4 million for the same period last year.

Net cash used in investing activities for the first half of fiscal year 2026 was $4.6 million, compared to $2.3 million for the same period last year.

Net cash provided by financing activities for the first half of fiscal year 2026 was $3.8 million, compared to $7.9 million for the same period last year.

About Baiya International Group Inc.

Baiya International Group Inc. is an HR technology company operating an intelligent SaaS enabled new economy human capital platform focused on the full lifecycle management of freelance talent. Through its online intelligent matching system, Baiya provides precise matching services between enterprise clients and freelancers, along with standardized management tools and workflows. Its business spans multiple vertical sectors, including gaming and esports, online education, home appliance repair, and content e-commerce. For more information, please visit the Company’s website: https://www.baiyainc.com/investors-overview.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. As a foreign private issuer, the Company may rely on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 to the extent applicable to its forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, but not limited to, statements concerning the Company’s plans, growth initiatives, objectives, goals, strategies, future events or expected performance, and underlying assumptions. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “intend,” “seek,” “aim” or “continue,” or the negative of these terms or similar expressions. Forward-looking statements in this press release include, but are not limited to, statements relating to: the Company’s ability to continue as a going concern and management’s plans to increase revenue and secure additional financing; expectations regarding the Company’s digital asset holdings, including the fair value and potential volatility of such holdings; the anticipated collection of receivables; the Company’s plans to further develop its intelligent SaaS-enabled new-economy human capital platform; the effect of PRC government regulations, foreign exchange controls and tax policies on the Company’s business and results of operations; and the Company’s ability to execute its business and strategic initiatives. These forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially, including, but not limited to: substantial doubt about the Company’s ability to continue as a going concern; significant price volatility, regulatory uncertainty and custodial risks associated with the Company’s digital asset holdings; risks associated with operating in the PRC, including changes in laws and regulations, currency exchange rate fluctuations and restrictions on convertibility of the Renminbi; concentration of revenue among a limited number of customers and reliance on a single reportable segment; the Company’s ability to maintain its listing on the Nasdaq Capital Market; risks related to the Company’s liquidity and capital resources, repayment of loan receivables from third parties, and remediation of material weaknesses in internal control over financial reporting; and other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 23, 2026. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Baiya International Group Inc.

Investor Relations Department

Phone: +1-646-916-0575

Email: ir@biyainc.com

Investor Relations Inquiries:

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

BAIYA INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

	As of June 30, 2026 (Unaudited)	As of December 31, 2025 (Audited)*
ASSETS

CURRENT ASSETS
Cash	$1,181,159	$583,926
Accounts receivable, net	29,479	17,160
Due from related parties	987,230	389,130
Digital assets	3,708,612	-
Prepaid expenses and other current assets	3,392,710	4,480,810
Receivable from disposal of subsidiaries	577,432	-
Loan receivable from third parties, current	18,794,286	16,996,022

Total current assets	28,670,908	22,467,048

NON-CURRENT ASSETS
Property and equipment, net	10,692	5,117
Receivable from disposal of subsidiaries-Non current	1,058,504

Total noncurrent assets	1,069,196	5,117

Assets from discontinued operations	-	5,359,383

TOTAL ASSETS	$29,740,104	$27,831,548

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$38,708	500
Loan payable to third parties	-	-
Advance from customers	-	-
Accrued liabilities and other payables	2,210,298	617,944
Taxes payable	35,439	4,594
Due to related parties	800	800
Lease liabilities	-	-
Loan payables, current	-	-

Total current liabilities	2,285,245	623,838

Liabilities from discontinued operations	-	4,139,167

TOTAL LIABILITIES	2,285,245	4,763,005

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER’S EQUITY
Preferred shares, par value $0.025, 100,000,000 shares authorized, nil shares issued and outstanding as of June 30, 2026 and December 31, 2025 , respectively	-	-
Class A Common shares, par value $0.025, 160,000,000 shares authorized, 2,746,211 and 118,584 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	68,655	2,964
Class B Common shares, par value $0.0001, 100,000,000 shares authorized, 3,600,000 and 3,600,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	360	360
Additional paid-in capital	45,330,367	33,706,703
Subscription receivable	(4,814,678)	-
Statutory Reserve	558,727	458,832
Accumulated other comprehensive loss	(93,097)	(147,070)
Accumulated deficit	(13,599,360)	(11,066,628)
		-
Total Company shareholders’ equity	27,450,974	22,955,161
		-
Non-controlling interest	3,885	113,382
		-
Total shareholders’ equity	27,454,859	23,068,543
		-
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$29,740,104	$27,831,548

*	Certain prior-period amounts have been reclassified for discontinued operations presentation.

BAIYA INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. Dollars, except for the number of shares)

(UNAUDITED)

	For the Six Months Ended June 30,
	2026 Include discontinued operations	Discontinued operations	2026	2025
Net revenues	$2,705,486	$1,948,681	$756,805	$-

Cost of revenues	2,260,877	1,581,570	679,307	-

Gross profit	444,609	367,111	77,498	-

Operating expenses
Selling expenses	483,795	127,258	356,537	327,891
General and administrative expenses	3,285,426	121,356	3,164,070	4,817,512

Total operating expenses	3,945,636	425,029	3,520,607	5,145,403

Loss from operations	(3,501,027)	(57,918)	(3,443,109)	(5,145,403)

Other income (expenses)
Interest income	25,653	6,287	19,366	142
Other income	165,517	82,187	83,330	3,638

Total other income	1,075,531	972,835	102,696	3,780

Loss before income tax	(2,425,496)	914,917	(3,340,413)	(5,141,623)

Less: income tax expense	2,746	2,619	127	-

Net loss from continuing operation			(3,340,540)	(5,141,623)
Net income from discontinued operations		912,298	912,298	405,921

Net loss	(2,428,242)		(2,428,242)	(4,735,702)

Less: net income attributable to non-controlling interests from continuing operation	4,595	1,686	2,909	-
Less: net income attributable to non-controlling interests from discontinued operation		1,686	1,686	21,576

Net loss attributable to the Company from continuing operation			(3,343,449)	(5,141,623)
Net income attributable to the Company from discontinued operation		910,612	910,612	384,345

Net loss attributable to common shareholders of Baiya International Group Inc.	$(2,432,837)		$(2,432,837)	(4,757,278)

Comprehensive income (loss)
Other comprehensive income
Foreign currency translation gain attributable to the Company	53,973		53,973	17,504
Foreign currency translation gain attributable to noncontrolling interest	3,484	2,535	949	4,646
Total other comprehensive income	57,457	2,535	54,922	22,150
Comprehensive loss attributable to common shareholders of Baiya International Group Inc.	(2,378,864)	-	(2,378,864)	(4,739,774)
Comprehensive income attributable to noncontrolling interest	8,079		8,079	26,222

Total comprehensive loss	$(2,370,785)	$-	$(2,370,785)	$(4,713,552)

Net loss per common share
Basic and diluted *	$(0.54)		$(0.54)	$(96.15)

Weighted average number of common shares outstanding
Basic and diluted *	4,535,080		4,535,080	49,475

*	retroactively reflect 1-for-25 reverse stock split effective on December 29, 2025 and 1-for-10 reverse stock split effective on July 10, 2026

BAIYA INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars, except for the number of shares)

(UNAUDITED)

	For the Six Months Ended June 30,
	2026	2025

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,428,242)	$(4,735,702)
Net income from discontinued operations	912,298	405,921
Net loss from continuing operations	(3,340,540)	(5,141,623)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation expense	756	-
Unrealized loss on digital assets	292,717	-
Stock compensation expense	1,191,281	1,736,736
Changes in operating assets and liabilities:
Increase in accounts receivable, net	(11,656)	-
Decrease in advance to suppliers, net	811,679	-
Increase in prepaid expenses and other current assets	(3,202)	(3,171,083)
Increase (Decrease) in accounts payable	37,767	(300)
Increase (Decrease) in accrued liabilities and other payables	6,917	4,940
Increase in taxes payable	30,424	-

Net cash used in operating activities from continuing operations	(983,857)	(6,571,330)
Net cash provided by operating activities from discontinued operations	799,040	185,753

Net cash used in operating activities	184,817	(6,385,577)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(6,330)	-
Purchase of digital assets	(3,599,441)	-
Gains from sale of digital assets	81,730	-
Cash received from sale of subsidiary	199,826	-
Cash disposed as a result of disposal of subsidiaries	(932,492)
Loan to related parties	(575,249)	(550,695)
Repayment of loan to third party	200,000	-

Net cash used in investing activities from continuing operations	(4,631,956)	(550,695)
Net cash provided by (used in) investing activities from discontinued operations	1,020	(1,704,691)

Net cash used in investing activities	(4,630,936)	(2,255,386)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of common stock	4,058,212	7,995,267

Net cash provided by financing activities from continuing operations	4,058,212	7,995,267
Net cash used in financing activities from discontinued operations	(221,046)	(124,302)

Net cash provided by financing activities	3,837,166	7,870,965

EFFECT OF EXCHANGE RATE CHANGES ON CASH	40,805	11,406

NET DECREASE IN CASH	(937,782)	(758,592)

CASH, BEGINNING OF PERIOD (INCLUDED $ 1,535,015 and $1,668,069 FROM DISCONTINUED OPERATIONS)	2,118,941	1,668,291

CASH, END OF PERIOD	$1,181,159	$909,699
	-
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS:
Cash and equivalents	$1,181,159	$873,464
Cash and equivalents included in discontinued operations	$-	$36,235

Supplemental disclosure information of cash flow:
Cash paid for income tax	$-	$-
Cash paid for interest	$688	$33,679

Supplemental non-cash information:
Right of use assets obtained in exchange for operating lease liability	$-	$71,398
Issuance of common stock in exchange for digital assets (USDT)	$1,404,563	$-
Issuance of common stock in exchange for subscription receivable	$4,814,678	$-
Investor deposit received	$1,585,437	$-
Loan receivable to third party funded through transfer of digital assets (USDT)	$1,998,264	$-